Exhibit 99.1

Date: January 26, 2007	Contact: Charles P. Huffman

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2007 first quarter earnings and announces declaration of dividend
The Board of Directors of EnergySouth, Inc., at a meeting held January 26, 2007, declared a quarterly dividend on the outstanding Common Stock of $0.23 per share, to be paid April 1, 2007 to holders of record as of March 15, 2007.
Net income for EnergySouth, Inc. for the quarter ended December 31, 2006 was $4,614,000, or $0.57 per diluted share, as compared to net income for the quarter ended December 31, 2005 of $4,485,000, or $0.56 per diluted share. The increase in earnings of $0.01 per share was due to increased earnings from the Company’s Bay Gas subsidiary, which were partially offset by reduced earnings from the Company’s distribution business.
Bay Gas’ earnings for the quarter ended December 31, 2006 were $0.19 per diluted share, an increase of $0.03 per diluted share as compared to the same period last year. The increase in earnings was due primarily to increased revenues from short-term storage agreements. Under the short-term agreements, available storage capacity is leased to customers on an interruptible basis, thereby optimizing the use of cavern capacity.
Earnings per share from Mobile Gas’ distribution business for the quarter ended December 31, 2006 were $0.36 per diluted share, a decrease of $0.02 per diluted share when compared to the same prior-year period. Earnings would have increased $0.01 per diluted share except for the fact that the prior-year results included a one-time credit to operating expenses related to postemployment health insurance of approximately $0.03 per diluted share.
Earnings from other business operations for the quarter ended December 31, 2006 were unchanged when compared to the same prior year period, with diluted earnings per share of $0.02 for the first fiscal quarters of each of 2007 and 2006.
EnergySouth, Inc. is the holding company for a family of energy businesses. Mobile Gas purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. EnergySouth Storage Services is the general partner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas for Mobile Gas and other customers. EnergySouth Services is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.

ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended December 31,	2006	2005
Operating Revenues	$38,930	$44,812
Operating Expenses	$29,932	$35,832
Net Income	$4,614	$4,485

Basic Earnings Per Common Share	$0.58	$0.57

Diluted Earnings Per Common Share	$0.57	$0.56